Filed by Traffix, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and Deemed
Filed pursuant to 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Traffix, Inc.
Commission File No.: 000-27046

September 26, 2007

To our employees:

We have reason today to celebrate!! New Motion, Inc. and Traffix, Inc. have signed a merger agreement that will combine our companies and extend together the success each has respectively achieved in the mobile entertainment & Internet media markets. The merger will create a major US mobile entertainment company with the absolute goal to be the dominant player in this market for years to come. The news release being distributed this morning announcing the deal is attached for your review.

The merger agreement is subject to the customary shareholder approval which we expect to take place over the next two to three months. During this period, we will be finalizing the operating details of our new company and answering many of the questions we know you will have. Among some of the details we can share at this time:

▪	We anticipate that all existing offices of both companies will remain in place while headquarters will be in New York.

▪	Burton Katz, currently Chief Executive Officer of New Motion, Inc., will become the Chief Executive Officer of the newly combined organization.

▪
Jeffrey Schwartz, current Chief Executive Officer and Chairman of Traffix, will step down from those positions following the closing. Jeff has agreed to remain active in the business as well as becoming a senior advisor to Burton.

▪	Andrew Stollman, currently President of Traffix, will continue to serve as President in the new organization.

▪	A decision has not yet been made on what the new company will be named and what ticker symbol it will trade under post closing.

The merger is anticipated to close in early January; in the meantime, we know you will have questions about the acquisition process and how it will affect you. We will be providing you with more information about the details of the acquisition and any changes in the organization’s structure as they become available. In the interim, please feel free to speak to Jeffrey, Burton and Andrew.

Our two companies have worked successfully together over recent years. In 2007, we collaborated to turn Bid4Prizes from a small concept into an industry wide success story. Our commercial partnership in GatorArcade is already growing at an exciting pace. We are excited about the future, and the potential created by this new pairing.

Profound changes in consumer expectations and behavior continue to transform entertainment and marketing, and progressive companies like ours are working to stay ahead of these expectations. With our demonstrated track record and a higher degree of integration between the two organizations, we are confident the new entity will be in an excellent position to take greater advantage of the rapidly growing mobile entertainment market.

We look forward to working with you all over the coming months and years. As the new company evolves, we know we will build an exciting and innovative culture together. We are committed to making this a place you will want to be part of.

Sincerely,

Burton Katz	Jeff Schwartz
Chief Executive Officer	Chief Executive Officer & Chairman
New Motion, Inc.	Traffix, Inc.

Forward Looking Statements

This letter contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, are based on certain assumptions and reflect our current beliefs and expectations. These forward-looking statements are subject to risks and uncertainties, and other important factors that could cause actual results, performance or achievement to differ materially from any future results, performance or achievements discussed or implied by such forward-looking statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: the risk that the proposed transaction may not be completed in a timely manner, if at all; the failure of stockholders to approve the transaction; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of New Motion, Inc. and Traffix, Inc. may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following the merger, including our relationships with third parties; general business and economic conditions; geopolitical events and regulatory changes; the performance of financial markets and interest rates; and the ability to obtain governmental approvals of the transaction on a timely basis; as well as other relevant risks detailed in the filings of New Motion and Traffix with the Securities and Exchange Commission and available at the SEC’s Internet site located at http://www.sec.gov/. The information set forth herein should be read in light of such risks. The information set forth herein speaks only as of the date hereof, and New Motion and Traffix disclaim any intention or obligation to update the information contained in this letter.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed business combination involving New Motion and Traffix. In connection with the proposed transaction, New Motion plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of New Motion and Traffix plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of New Motion and Traffix. INVESTORS AND SECURITY HOLDERS OF NEW MOTION, INC. AND TRAFFIX, INC. ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by New Motion, Inc. and Traffix, Inc. through the web site maintained by the SEC at http://www.sec.gov/. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Ray Musci, president, New Motion, Inc. at 949-777-3700 ext. 221, or by directing a request to Todd Fromer 212-682-6300 ext. 215 or Beth More 212-682-6300 ext. 224 of KCSA, investor relations representatives for Traffix, Inc.

New Motion, Traffix and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the identity of the persons who may, under SEC rules, be deemed to be “participants” in the solicitation of proxies, and a description of their direct and indirect interests in the solicitation, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available. ]

FOR IMMEDIATE RELEASE	CONTACT:	Hill & Knowlton (for New Motion)
September 26, 2007		Nicola Piggott
Nicola.Piggott@hillandknowlton.com 310-633-9478
KCSA (for Traffix) Todd Fromer tfromer@kcsa.com x215 Beth More bmore@kcsa.com x224 212-682-6300

NEW MOTION, INC. AND TRAFFIX, INC. TO MERGE,
CREATING MAJOR, VERTICALLY INTEGRATED
‘MOBILE ENTERTAINMENT NETWORK’

Projected Combined 2008 Revenues Ranging from 145MM USD to 160MM USD

IRVINE, CA & PEARL RIVER, NY - New Motion, Inc. (OTCBB: NWMO), a leading digital entertainment company providing a broad range of online and mobile content services, and Traffix, Inc. (NASDAQ: TRFX), a premier interactive media company, today announced that they have entered into a definitive agreement to merge in a stock for stock merger. The combined companies will have the resources to create a vertically integrated ‘Mobile Entertainment Network’ that can play a major role in the mobile industry.

Under the terms of the merger agreement, Traffix shareholders will receive approximately 0.683 of a share of New Motion for each share of Traffix.  The exchange ratio was determined by the parties so that Traffix shareholders will own 45% of the combined company, on a fully diluted basis, and New Motion shareholders will own 55%.  The exchange ratio is subject to adjustment under certain circumstances.  Based upon the closing price of New Motion shares on September 26, 2007, the last full trading day ending prior to the date the merger agreement was signed, the merger consideration would have a value of approximately $9.56 per Traffix share.

Management projects that, assuming completion of the transaction by the end of 2007, revenues of the newly combined entity for 2008 could reach between $145 and $160 million.

The combined company will allow consumers to experience content where they want it, how they want it, when they want it. The new entity will operate a vertically integrated mobile entertainment network with diverse customer acquisition platforms, an extensive library of proprietary digital content, and a large, growing subscriber base.

By converging a high quality online user experience and an extensive Internet distribution platform with mobile portability and premium billed subscription services, the combined entity has an unprecedented opportunity. Management of both New Motion and Traffix believe that the combined company will maximize the yield of Traffix’s online advertising media while decreasing New Motion’s average cost per new subscriber, increasing profitability of the combined entity.

“In working with Traffix during 2007, we realized the value a mature Internet media company can add to efficiently growing a mobile entertainment business. This newly combined business can have a unique competitive advantage, by providing low cost content to the large online audience that Traffix has developed and is able to reach through its advertising network,’’ said Burton Katz, chief executive officer of New Motion. “This merger is expected to accelerate New Motion’s growth and create a ‘Mobile Entertainment Network’ that we plan to expand through the introduction of new products as well as the continued penetration of our existing services domestically and internationally. In addition, following closing of the merger we plan to continue actively seeking other potential acquisitions which will benefit from our size and scale.”

Jeffrey L. Schwartz, chief executive officer and chairman of the board of Traffix, said, “This merger pairs two successful companies that understand how to harness Internet and mobile technologies to deliver enjoyable entertainment with targeted marketing. Together, the combined companies are expected to leverage the strong technology, wide online reach, proprietary content, and advertising platform Traffix has built with the compelling premium mobile services New Motion offers consumers. Traffix considers this the right time to capitalize on the expanded marketing opportunities presented by the growth of mobile marketing, and we expect the transaction to be earnings accretive to our shareholders.”

Upon completion of the merger, Katz will continue to lead the combined company as chief executive officer. Andrew Stollman, currently president of Traffix, will serve as president of the combined company. Schwartz will step down as chairman and director, and continue as a consultant for the combined company. The Board of Directors of the combined company following the merger will initially consist of seven persons, with three persons designated by New Motion, two of whom will be independent directors, three persons designated by Traffix, two of whom will be independent directors, and the chief executive officer of New Motion.

Each company’s board of directors has recommended approval of the transaction by its shareholders. In addition, a special committee of Traffix’s independent directors recommended approval of the merger by Traffix’s Board. Consummation of the transaction remains subject to customary conditions to closing, including approval by shareholders of both companies. Shareholders of New Motion holding an aggregate of 29% of New Motion’s outstanding shares have agreed to vote in favor of the transaction. Schwartz and Stollman, holding an aggregate of 14.60% of Traffix’s outstanding shares, have agreed to vote their shares in favor of the transaction.

Based upon currently outstanding shares, each Traffix share will be converted in into 0.683 of a share of New Motion common stock, constituting approximately 45% of the shares of the combined company, on a fully diluted basis.  Both companies will continue to trade under their own ticker symbols until the deal closes.  Under the Merger Agreement, if Traffix’s Board approves payment of its regular quarterly dividend, Traffix may continue to pay a regular quarterly dividend until such time as the registration statement relating to the shares of New Motion common stock to be delivered to Traffix shareholders in the merger has been declared effective by the Securities and Exchange Commission.

New Motion’s Board of Directors retained Jefferies & Company to advise it in connection with the proposed transaction, and Stubbs Alderton & Markiles, LLP is acting as legal counsel for New Motion. Traffix’s special committee retained Stephens Inc. to advise it on the fairness of the proposed merger, and Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP is acting as counsel to Traffix and Wolf, Block, Schorr and Solis-Cohen LLP is acting as legal counsel to Traffix’s Board Special Committee.  Subject to regulatory approval, it is expected that the merger will be completed by the end of 2007 or during the first quarter of 2008.

The companies have scheduled a conference call for Thursday, September 27, 2007 at 10:30 a.m. PDT / 1:30 p.m. EDT, New Motion chief executive officer Burton Katz will be making a statement, and Katz and Traffix chief executive officer and board chairman Jeffrey Schwartz will be answering questions from call participants. Interested parties should dial in to 1-800-857-4254 (International dial in: 1-773-799-3910), using pass code 2867174. Subsequently, the recorded call will be posted at www.newmotioninc.com and www.traffixinc.com.

About New Motion, Inc.

New Motion, Inc. (OTCBB: NWMO) is a digital entertainment company providing a broad range of digital and mobile products and services to consumers. New Motion, Inc. combines the power of the Internet, the latest in mobile technology, and traditional marketing / advertising methodologies to their brands: MobileSidewalk™, a mobile entertainment portal, RingtoneChannel, a mobile storefront provider, Bid4Prizes, a low-bid mobile auction game, and GatorArcade, a premium online and mobile gaming site. Headed by a seasoned team of Internet, new media, entertainment and technology professionals, New Motion, Inc. was founded in 2005 and is headquartered in Irvine, California with a branch office in Seattle. Wired Magazine recently declared New Motion’s mobile content capabilities a “rival to those of their mainstream-media counterparts,” Wireless Business Forecast named New Motion “a company to watch,” and RCR Wireless News noted that New Motion, Inc. is “gaining traction in the direct-to-consumer ring.” For more information, please visit www.newmotioninc.com, www.mobilesidewalk.com, www.ringtonechannel.com, www.bid4prizes.com or www.gatorarcade.com.

About Traffix Inc.

Traffix, Inc. (NASDAQ: TRFX) is a premier interactive media company that develops its own content and builds communities tailored to consumers' specific interests and lifestyles.  Its full solution marketing services group delivers media, analytics and results to third parties through its four business groups.  Traffix Performance Marketing offers marketers brand and performance based distribution solutions though the Traffix network of entertaining web destinations, via its proprietary ad-serving optimization technology.  SendTraffic is a performance focused, search engine marketing firm focused on building online presence, optimizing marketing expenditures and retaining customers.  Hot Rocket Marketing is an online direct-response media firm servicing advertisers, publishers and agencies by leveraging vast online inventory across sites, networks, search engines and email to drive users to client web properties, generating qualified leads, registrations and sales.   mxFocus develops and distributes content and services for mobile phones and devices and provides interactive mobile media solutions for advertisers, marketers and content providers.  For more information about Traffix, Inc., visit the website at www.traffixinc.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, are based on certain assumptions and reflect our current beliefs and expectations. These forward-looking statements are subject to risks and uncertainties, and other important factors that could cause actual results, performance or achievement to differ materially from any future results, performance or achievements discussed or implied by such forward-looking statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: the risk that the proposed transaction may not be completed in a timely manner, if at all; the failure of stockholders to approve the transaction; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of New Motion, Inc. and Traffix, Inc. may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following the merger, including our relationships with third parties; general business and economic conditions; geopolitical events and regulatory changes; the performance of financial markets and interest rates; and the ability to obtain governmental approvals of the transaction on a timely basis; as well as other relevant risks detailed in the filings of New Motion and Traffix with the Securities and Exchange Commission and available at the SEC’s Internet site located at http://www.sec.gov/. The information set forth herein should be read in light of such risks. The information set forth herein speaks only as of the date hereof, and New Motion and Traffix disclaim any intention or obligation to update the information contained in this press release.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed business combination involving New Motion, Inc. and Traffix, Inc. In connection with the proposed transaction, New Motion, Inc. plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of New Motion and Traffix plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of New Motion and Traffix. INVESTORS AND SECURITY HOLDERS OF NEW MOTION, INC. AND TRAFFIX, INC. ARE URGED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by New Motion and Traffix through the web site maintained by the SEC at http://www.sec.gov/. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Ray Musci, president, New Motion, Inc. at 949-777-3700 ext. 221,or by directing a request to Todd Fromer 212-682-6300 ext. 215 or Beth More 212-682-6300 ext. 224 of KCSA, investor relations representatives for Traffix, Inc.

New Motion, Traffix and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the identity of the persons who may, under SEC rules, be deemed to be “participants” in the solicitation of proxies, and a description of their direct and indirect interests in the solicitation, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.